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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December 2010**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 1, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED July 31, 2010

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the three and six months ended July 31, 2010. This MD&A was prepared to comply with National Instrument 51-102 – Continuous Disclosure Obligations. The MD&A was prepared as of September 24, 2010. Unless otherwise noted, all amounts reported herein are in United States dollars. The audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Gold Wedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon project) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.

The Company's business objective is to continue to invest in the development of both its Gold Wedge gold prospect and development of its option on a Kentucky coal permit. The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain. As a result, the Company believes that by acquiring additional mineral properties or selling or joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Gold Wedge project will continue to be one of the major focuses of the Company in fiscal 2011. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Fondaway project and advance the property's state and federal development permits in fiscal 2011 if new funding is obtained to finance this drilling.

OVERALL PERFORMANCE

Due to the economic issues being encountered that continue to adversely affect the capital markets and commodity prices the Company's committed exploration activities have continued to be revised downward. Unless the Company can secure a financing in the near future, the Company will continue to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

The Company is continuing to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had obtained value from the sale of its Railroad project and received from an unrelated private company net after payout of the option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company.

The Company has continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Gold Wedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will enhance the viability of the Company. Further to that goal the Company has been aggressively pursuing a financing to further the advanced exploration of the Gold Wedge project in Nevada.

The Company does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2011 at current operating levels.

As at July 31, 2010, the Company had mineral properties valued at $20,288,986 compared to $19,799,686 as at January 31, 2010. The reason for the increase in the value of the mineral properties is the Company spent $489,300 on deferred exploration expenditure activities resulting in $365,746 deferred exploration expenditures on the Gold Wedge Project, $27,290 on deferred exploration expenditure activities on the Pinon Project $35,000 on deferred exploration expenditure activities on the Fondaway Project and $61,264 on deferred exploration activities on the Kentucky Project.

As at July 31, 2010, the Company had a working capital deficiency of $(158,973) compared to working capital of $529,435 as at January 31, 2010. The Company had cash and cash equivalents and other current assets of $119,170 as at July 31, 2010, compared to $830,816 as at January 31, 2010, a decrease of 85.6%. The decrease is primarily due to the cash expenditures for the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency.

GOING CONCERN

As at July 31, 2010 the Company had a working capital deficiency and does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for the remainder of the year. In order to rectify this situation the Company is attempting to secure a debt and equity financing that could raise $11.2 to $21.2 million (see "Proposed Transactions" heading for details of the financings).

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

The consolidated financial statements and this MD&A for the three and six months ended July 31, 2010 have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements and this MD&A do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

MINERAL PROPERTIES

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

To July 31, 2010, cumulative net expenditures of $16,453,290 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $1,166,633; (2) travel - $333,295; (3) mine development costs - $1,088,825; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $80,164 – professional fees; (7) consulting, wages and salaries - $5,104,857; (8) office and general - $1,724,842; (9) analysis and assays - $156,810; (10) supplies, equipment and transportation – $3,693,007; (11) amortization - $2,352,726; and (12) net sale of exploration ore - $330,015. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs

If a financing is obtained management is anticipating to advance the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company funded exploration program on the Gold Wedge project. The Company will maintain its 2011 claim renewal fees.

PINON PROJECT

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $77,000 and incur exploration expenditures totalling $175,000 to keep the leases in good standing for the year ended January 31, 2011. The lessors will retain a 5% net smelter return royalty.

The Company has recorded an asset retirement obligation in the amount of $54,136 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

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property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To July 31, 2010, cumulative expenditures of $2,028,807 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $637,507; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration – $7,765; (5) professional fees - $85,941; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $659,335; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation – $56,733.   These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The only expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2011 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures

To July 31, 2010, cumulative expenditures of $374,776 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $355,500; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2011 lease payment obligations and claim renewal fees.

Kentucky Project

During 2008 in an effort to achieve diversity within its natural resource portfolio the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement dated November 19, 2008 whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012 and 2013.

Project Expenditures

To July 31, 2010, cumulative expenditures of $1,432,113 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,300; (2) travel - $26,009; (3) professional fees - $89,761; (4) consulting, wages and salaries - $233,420; (5) office and general - $102,845; (6) supplies, equipment and transportation - $409,388; (7) rent - $94,010; (8) Reclamation costs - $22,352 and (9) amortization – $36,028. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

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maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

SUMMARY OF QUARTERLY RESULTS
The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

	3 Months Ended Jul-31 2010	3 Months Ended Apr-30 2010	3 Months Ended Jan-31 2010	3 Months Ended Oct-31 2009	3 Months Ended Jul-31 2009	3 Months Ended Apr-30 2009	3 Months Ended Jan-31 2009	3 Months Ended Oct-31 2008
Interest Income	919	1,023	1,334	2,967	2,296	3,033	14,763	19,822
Foreign Currency Gain (Loss)	-1,751	3,254	3,033	-15,000	15,648	-4,701	-1,127	-159,336
Expenses	-111,313	-198,954	-578,695	-372,680	-332,613	-128,925	-207,192	-134,974
Net Income (Loss)	-112,145	-194,677	-632,284	256,442	-314,669	-130,593	-193,556	-274,488
Basic & Diluted Earnings per share	0.00	0.00	-0.01	0.00	0.00	0.00	-0.01	0.00

The net losses for the three months ended October 31, 2008, January 31, 2009, April 30, 2009, July 31, 2009, April 30, 2010 and July 31, 2010 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for the three months ended October 31, 2008 which had a large offsetting amount of $159,336 for foreign currency adjustments and the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

The net income for October 31, 2009 relates to interest income offset by expenses incurred for general working capital purposes resulting in a net loss of $384,713. This net loss is offset by the gain on sale of the Railroad Project property of $641,155 resulting in the net income for the period of $256,442.

The net loss for January 31, 2010 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of the Railroad Project property of $583,199 which differs by $57,956 from the quarter ended October 31, 2009 due to the additional legal expenses relating to the transaction expensed during the quarter ended January 31, 2010.

RESULTS OF OPERATIONS

Six Months ended July 31, 2010 compared with the three months ended July 31, 2009

The Company's net loss totaled $306,822 for the six months ended July 31, 2010, with basic and diluted losses per share of $0.00. This compares with net loss of $445,262 with basic and diluted losses per share of $0.01 for the six months ended July 31, 2009. The decrease of $138,440 in net loss was principally due to a decrease in consulting, wages and salaries in the six months ended July 31, 2010 and the stock based compensation recorded for the six months ended July 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties owned by the Company. For the six months ended July 31, 2010, the cash resources of the Company decreased by $691,244. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at July 31, 2010, the Company had $54,535 in cash and cash equivalents (January 31, 2010: $745,779). The Company had working capital deficiency of $158,973 as of July 31, 2010, compared to working capital of $529,435 as of January 31, 2010. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities.

Current liabilities of $278,143 were down on July 31, 2010, compared to $301,381 as at January 31, 2010 due to the reduction in activity. The current liabilities are primarily due

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

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to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at July 31, 2010, are not sufficient to pay these liabilities. The Company is in the process of securing a debt and equity financing in order to rectify the working capital deficiency that currently exists.

As of July 31, 2010, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of April 30, 2010, are summarized below:

Liabilities and obligations	Total	July 31, 2011	July 31, 2012-2014	July 31, 2015-2016
Option Agreement(a)	$600,000	n/a	$600,000	n/a
Mining interests (b)	$785,000	$157,000	$314,000	$314,000
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (d)	$2,000,000	$400,000	$800,000	$800,000
Total	**$4,635,000**	**$807,000**	**$2,214,000**	**$1,614,000**

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $570,000 by December 9, 2011 to exercise its option.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project
In order to maintain its property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.
Pinon Project
In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 (incurred) in exploration expenses which includes claim renewal fees of $15,000 to BLM.
Fondaway Project
In order to maintain the lease agreements on the Fondaway Project, the Company has to make annual optional payments of $35,000 and has to pay claim renewal fees to BLM of approximately $15,000.

See "Mining Interests" above.

(c) The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $158,973 (total expected expenditures over the next five years - $4,635,000). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its next five year capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options or the combination of the methods to generate funds. The Company is attempting to secure a debt and equity financing to raise $10,200,000 to $21,200,000 which would be sufficient funds to meet its expected expenditures over the next five years if the financing is closed as expected.

As of July 31, 2010, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the six months ended July 31, 2010, no common shares were issued.

To date, the cash resources of the Company are held with the Royal Bank of Canada.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company's liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The funds on hand are not adequate to meet the ongoing discretionary exploration program (See "Mining Interests" above) or the funds to complete the development of its projects, if warranted. The Company is dependent on external financing to fund its activities and as a result the Company will spend its existing capital and raise additional amounts to meet its current discretionary exploration program when economic conditions permit it to do so.

The market value of the Company's investment in public companies as of July 31, 2010, was $40,500. The Company can sell the securities to raise funds to settle its obligations as they arise. However, management intends to maintain the Company's investment in public companies until it becomes advantageous to sell these shares or until liquidity concerns necessitate such sale.

Due to the current market conditions, the Company has decided to conserve cash; in particular, the Company will scale down its exploration efforts on its properties and undertake a strategic review of its assets. More specifically, the review will consider scenarios designed to unlock value in the Company's gold and coal exploration portfolio. The options being considered include, but are not limited to, sale of gold or coal assets, joint ventures, and restructuring of assets.

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions. As previously discussed the Company is trying to secure a debt and equity financing which would provide the Company $11,200,000 to $21,200,000

RELATED PARTY TRANSACTIONS

	July 31, 2010	January 31, 2010
Due from related parties		
Sharpe Resources Corporation[1]	$127,597	$121,740
	$127,597	$121,740

(1) Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum. As consideration for an extension of the option under the option agreement with Sharpe, on September 9, 2009 this note was cancelled and Sharpe executed a new promissory note in the amount of $127,597 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011.

Consulting, wages and salaries for the six months ended July 31, 2010 include a salary of $62,494 (six months ended July 31, 2009 - $91,336) paid to the President of the Company.

Consulting, wages and salaries for the six months ended July 31, 2010 include a salary of $21,320 (six months ended July 31, 2009 - $23,742) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $24,136 for the six months ended July 31, 2010 (six months ended July 31, 2009 - $14,726) was paid to the CFO of the Company.

During the six months ended July 31, 2010, a corporation associated with a director and officer of the Company was paid transfer agent fees of $2,090 (six months ended July 31, 2009 - $4,039).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CONTINGENCIES

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgement made by the United States District Court of the Central District of California. The judgement and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.

(b) The Company entered into an agreement with a service provider whereby the service provider was obligated to perform services for $58,000. The service provider has claimed that they have performed all the services required to earn the fees agreed to and has commenced legal actions demanding payment. The parties agreed to settle this action and as a result the Company has paid the service provider $15,000 as payment in full for the services rendered.

(c) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

On September 7, 2010, the Company announced that it was attempting to secure a financing, with an international private investment group and current management of the Company to include a "Credit Facility" that will consist of senior secured notes with an 8% per annum interest rate for $10 to $20 million. The Credit Facility will consist of 20 to 40 units at $500,000 per unit. Each unit will consist of one senior secured note of $500,000 with an 8% interest rate and 500,000 warrants, each warrant allowing the holder to acquire one common share of the Company for $0.10. The term of both the notes and warrants will be three years from date of closing. The notes will be repaid by making interest only payments during the first year commencing six months after the closing and the payment of equal monthly principal and interest during years two and three until the notes are repaid. The notes will be secured by the Company's properties and physical assets. The initial funding of the Credit Facility is expected to be completed by October 15, 2010.

In conjunction with the Credit Facility, the Company is also attempting to secure a $1.2 million private placement by issuing 11.2 million units at $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant allowing the holder to acquire one common share of the Company for $0.10 for three years from the date of closing.

Neither financing has been completed as at September 24, 2010.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered the Draft of Proposed Changes to EIC-174, Accounting by Mining Enterprises for Exploration Costs, and have determined that there is no impairment of the carrying value of the mineral exploration properties as disclosed in the consolidated financial statements for the six months ended July 31, 2010.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Other items requiring estimates for the six months ended July 31, 2010, are accounts payable and accrued liabilities and asset retirement obligations. Changes in the accounting estimates in these items will not have a material impact on the financial position of the Company.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of September 22, 2010, the Company has 83,853,825 common shares outstanding.

As of September 22, 2010, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,904,691	$0.10	June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF. .

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and

Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements.

The Company is in the process of evaluating the requirements of the new standards.

International Financial Reporting Standards ("IFRS")
The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2011 interim and annual consolidated financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

IFRS Transition Plan

The Company has established an IFRS transition plan and engaged third party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes.	Complete.

Application of (IFRS 1) First time Adoption of International Financial Reporting Standards.	Complete
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	In progress, completion expected during Q4 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, completion expected during Q4 2010
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2010

Impact of Adopting IFRS on the Company's Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual agreements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisors involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

___

IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at February 1, 2010, the Company's transition date:

- To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
- To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
- To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
- To apply IAS 23 Borrowing Costs prospectively from the transition date IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending April 30, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial positions as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company's Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

may have an effect on the changes required to the Company's accounting policies on adoption of IFRS. At the present time , however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1. *Exploration and Evaluation Expenditures*

   IFRS currently allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.

   The Company expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the mineral properties are either put into commercial production, sold, determined not to be economically viable or abandoned. Therefore, the Company does not expect that the adoption of IFRS will result in any significant change to the related line items within its financial statements.

2. *Impairment of (Non financial) Assets*

   IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if undiscounted estimated future cash flows of a group of assets are less than its carrying value.

   The Company's accounting policies related to impairment of non financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3. *Share based Payments*

   In certain circumstances, IFRS requires a different measurement of stock based compensation related to stock options than current Canadian GAAP.

   The Company does not expect any changes to its accounting policies related to share based payments that would result in a significant change to line items within its consolidated financial statements.

4. *Property and Equipment*

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change in line items within its consolidated financial statements.

5. *Asset Retirement Obligations (Decommissioning Liabilities)*

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

6. *Income Taxes*

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

- The Company's MD&A for the 2010 interim periods and the year ended January 31, 2011, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual consolidated financial statements.
- The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending April 30, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ended April 30, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to

comply with IFRS, and the Company's transition date IFRS statement of financial position (at February 1, 2011).

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning February 1, 2011.

MANAGEMENT OF CAPITAL

The Company considers its capital structure to consist of share capital and stock options. When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits of other stakeholders. The management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

- Minimizing discretionary disbursements;
- Reducing or eliminating exploration expenditures which are of limited strategic value; and
- Exploring alternate sources of liquidity.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

___

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended April 30, 2010. The Company is not subject to externally imposed capital requirements.

FINANCIAL INSTRUMENTS

(a)   Property risk

The Company's gold and coal interests being the Gold Wedge Project, Pinon Project, Fondaway Project and Kentucky Project (collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b)   Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee. The Board of Directors provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables and due from related parties consist of deposits held with service providers and amounts due from a Company under common management. Sundry receivables and due from related parties are in good standing as of April 30, 2010. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2010, the Company had a cash balance of $54,535 (January 31, 2010 - $745,779) to settle current liabilities of $278,143 (January 31, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. See "Subsequent Events" to see how the Company is ensuring that it will have sufficient liquidity to meet liabilities when due.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt at this time. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposit, with reputable financial institutions. The Company regularly monitors its cash management policy.

(b) Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in US dollars. An operating account is maintained in Candaian dollars primarily for settlement of general corporate expenditures.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

- Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
- The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six months ended July 31, 2010 would have been approximately $4,000 higher/lower. Similarly, as at July 31, 2010, reported shareholders' equity would have been approximately $4,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash and cash equivalents, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive (loss) would be affected by approximately $4,000.
- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at July 31, 2010, the Company is not a coal or precious metal producer. As a result,

commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risk Factors" in the Company's management's discussion and analysis for the fiscal year ended January 31, 2010, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since the date thereof.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

---

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

MINING INTERESTS

The following table sets forth a breakdown of material components of mining interests:

	July 31, 2010	July 31, 2009	Cumulative from date of inception of exploration
Gold Wedge Project			
Opening balance	$16,087,544	$15,177,300	$0
Property acquisition costs	14,958	90,444	1,166,633
Travel	1,018	14,593	333,295
Mine development costs	42,037	9,690	1,088,825
Drilling	0	-202	948,793
General Exploration	0	0	133,353
Professional fees	0	0	80,164
Consulting, wages and salaries	123,146	175,176	5,104,857
Office and general	50,536	64,106	1,724,842
Analysis and assays	1,200	4,660	156,810
Supplies, equipment and transportation	6,256	31,972	3,693,007
Amortization	126,595	153,046	2,352,726
Less: Proceeds from sale of development ore	0	-330,015	-330,015
Book value of mineral property	$16,453,290	$15,390,770	$16,453,290

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

	July 31, 2010	July 31, 2009	Cumulative from date of inception of exploration	
Pinon Project				
Opening balance	**$2,001,517**	$1,931,122	$0	
Property acquisition costs	**27,290**	824	637,507	
Travel	**0**		78,326	
Drilling	**0**	0	130,600	
General Exploration	**0**	0	7,765	
Professional fees	**0**	19,668	85,941	
Office and general	**0**	0	98,120	
Geologist	**0**	0	32,653	
Consulting, wages and salaries	**0**	259	659,335	
Reclamation costs	**0**	0	167,785	
Analysis and assays	**0**	0	74,042	
Supplies, equipment and transportation	**0**	-3,544	56,733	
Book value of mineral property	**$2,028,807**	$1,948,329	$2,028,807	
Railroad Project				
Opening balance	**$0**	$460,013	$0	
Property acquisition costs	**0**	0	465,993	
Professional fees	**0**	10,455	123,580	
Consulting, wages and salaries	**0**	14,447	27,727	
Sale of property	**0**	0	-617,300	
Book value of mineral property	**$0**	$484,915	$0	
Fondaway Project				
Opening balance	**$339,776**	$302,279	$0	
Property acquisition costs	**35,000**	35,739	355,500	
Travel	**0**	0	3,279	
Drilling	**0**	0	15,646	
Analysis and assays	**0**	0	351	
Book value of mineral property	**$374,776**	$338,018	$339,776	

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2010
Discussion dated September 24, 2010

			Cumulative from date of inception	
	April 30, 2010	April 30, 2009	of exploration	
Kentucky Project				
Opening balance	**$1,370,849**	$1,136,682	$0	
Property acquisition costs	**0**	300	418,300	
Travel	**20**	12,105	26,009	
Reclamation costs	**150**	2,550	22,352	
Professional fees	**11,408**	20,785	89,761	
Consulting, wages and salaries	**25,898**	16,335	233,420	
Office and general	**6,365**	25,007	102,845	
Supplies, equipment				
and transportation	**9,075**	25,182	409,388	
Rent	**0**	0	94,010	
Amortization	**8,348**	0	36,028	
Book value of mineral property	**$1,432,113**	$1,238,946	$1,432,113	
TOTAL	**$20,288,986**	$19,400,978	$20,288,986	